EXHIBIT 4.30

Date: 24th September 2003

Our ref: C&I/LC/TEAM1/CEB

CONFIDENTIAL

Kwong Lee Shun Trading Co. Ltd.

21/F., Citicorp Centre,

18 Whitfield Road,

Causeway Bay,

Hong Kong.

Attn.: Mr. John Sham/Mr. Samuel Leung

Dear Sirs,

BANKING FACILITIES: KWONG LEE SHUN TRADING CO. LTD.

We are pleased to confirm that the Bank is willing to make available to your company (the “Company”) the following working capital facilities up to the amounts indicated.

1.	CURRENT ACCOUNT OVERDRAFT — HKD2,000,000.-

Kwong Lee Shun Trading Co. Ltd.

2.	TRADE FINANCE GROUP 1 - HKD20,000,000.-

3.	TRADE FINANCE GROUP 2 - HKD20,000,000.-

4.	TRADE FINANCE GROUP 3 - HKD20,000,000.-

The above Trade Finance Group 1, 2 and 3 are complementary and the combined outstandings are not to exceed HKD20,000,000.-. For product availability, please see the attachment to this letter.

Prior evidence of insurance is required for all “free on board” and “cost and freight” shipments under import letters of credit.

Combined usance and loan period of any one transaction under import facilities is not to exceed 90 days.

Loans Against Trust Receipt / Import Loans are allowed to meet drawings under irrevocable letters of credit secured or unsecured by goods opened by the Bank.

Issuance of capital goods letters of credit, secured by goods, are allowed to finance 80% of purchase of plastic injection moulding machinery, die-casting machinery and related miscellaneous machinery.

In addition to the above working capital facilities, the following financing facility is available.

5.	FIXED LOAN FACILITY — EUR414,732.-

For conversion of outstandings of Capital Goods Letters of Credit which was issued to finance the group’s purchase of a leisure boat. Interest will be payable monthly in arrears at LIBOR. plus 0.5% per annum. The loan will be repayable by 6 quarterly installments of EUR69,122.-each, commencing 21st November 2003, subject always to the Bank’s right to receive repayment on demand. Prepayment will be allowed, provided that the Company gives us at least two full business days’ prior notice and the amount prepaid is at least 5% of the initial loan. Any amounts prepaid will reduce the repayment installments in inverse order of maturity.

INTEREST, COMMISSIONS AND FEES

Unless otherwise specified, interest on all sums advanced will be payable monthly in arrears at 1% per annum over Prime or HIBOR, whichever is higher. “Prime” means the rate which we announce or apply from time to time as our prime rate for lending Hong Kong Dollars, “LIBOR” means the rate which we determine to be the London Interbank Offered Rate for the relevant period and “HIBOR” means the rate which we determine to be the Hong Kong Interbank Offered Rate for the relevant period.

Commissions will be charged at our standard rates unless otherwise stipulated. Import bills will be financed at our standard bills finance rates plus 0.25% per annum.

Commission on Letters of Credit Opening

First USD50,000.-	1/4%
Balance	1/16%

A default rate of 8% per annum over Prime or HIBOR, whichever is higher, will apply to amounts not paid when due or in excess of agreed facilities amounts. All past due bills shall bear interest at 4% per annum above the rates charged on your regular bills outstandings.

Whether or not the documentation for the above facilities is executed or the facilities are made available to you as contemplated following your acceptance of this letter, you shall forthwith on demand reimburse the Bank all out of pocket expenses (including but not limited to legal fees and disbursements) incurred by the Bank in connection with the facilities including, without limitation, the negotiation, preparation, execution and/or enforcement of this letter and the documentation referred to below,

Kwong Lee Shun Trading Co. Ltd.

AVAILABILITY AND REPAYMENT

The above facilities are subject to periodic review by the Bank at its discretion, and it is expressly agreed that they will at all times be available at the sole discretion of the Bank. Notwithstanding any other provisions contained in this letter or in any other document, the Bank will at all times have the right to require immediate payment and/or -cash collateralization of all or part of any sums actually or contingently owing to it, and the right to immediately terminate or suspend, in whole or in part, the facilities and all further utilization of the facilities.

ASSIGNMENT

The Company may not assign or transfer all or any of its rights, benefits or obligations under this letter (and any documentation or transactions to which this letter relates) without the Bank’s prior written consent.

The Bank may at any time assign or transfer to any one or more banks or other financial institutions all or any of its rights, benefits or obligations under this letter (and any documentation or transactions to which this letter relates) or change its lending office.

DOCUMENTATION

Before the above facilities may be used, the enclosed copy of this letter must be signed by the Company and returned to us together with a certified copy of appropriate authorizing board resolutions.

The following documentation are held/will also be required:

•	General Customer Agreement executed by the Company.

•	All monies charge over deposits held by the Company with the Bank in an amount of not less than the outstandings of the Fixed Loan Facility. (10% extra margin required for other major foreign currency deposits. The Bank reserves the right to require a higher margin.)

•	Unlimited corporate guarantee by Global-Tech Appliances Inc.

•	Signed original copies of annual audited financial statements of the Company and Global-Tech Appliances Inc. within 9 months after their financial year end. A signed original copy of quarterly management accounts of Global-Tech Appliances Inc. within 75 days after the date of the financial statements. Such other information as the Bank may request from time to time.

UNDERTAKING

The Company undertakes to the Bank that it will:

•	Immediately inform the Bank of any change of the Company’s directors or beneficial shareholders or amendment of its memorandum or articles of association.

By acceptance of this letter the Company gives consent to the Bank to disclose details of the Company’s account relationship with the Bank (including credit balances and any security given for the facilities) to all or any of the following persons (whether in or outside Hong Kong): (i) its Head Office and any of its offices, branches, related companies or associates, (ii) any actual or proposed participant or sub-participant in, or assignee or novatee of the Bank’s rights in relation to the Company’s accounts, (iii) any agent, contractor or third party service provider which provides services of any kind to the Bonk in connection with the operation of its business, (iv) any financial institution with which the Company has or proposes to have dealings to enable credit checks to be conducted on the Company, and (v) any person to whom the Bank is under an obligation to make disclosure under the requirements of any law binding on the Bank or any of its branches.

Please sign the enclosed copy of this letter and return it to the Bank’s Credit Operations at 11th Floor, Standard Chartered Tower, 388 Kwun Tong Road, Kwun Tong, Kowloon for the attention of Ms. Peggy Yiu, within one

Kwong Lee Shun Trading Co. Ltd.

month after the date of this letter, after which this offer will lapse. When accepted, this letter will supersede any previous facility letter which the Bank has issued to the Company. This letter will be governed by Hong Kong SAR law.

We enclose a set of documents which should also be completed and returned to the Bank at the above mentioned address. If you have any queries regarding the completion of the required documents, please contact Ms. Peggy Yiu, whose telephone number is 2282-6611. With regard to queries on banking arrangements, you can contact our Relationship Manager Mr. Raymond Cheung, whose telephone number is 2821-1863.

We are pleased to be of service to you and take this opportunity to thank you for your custom.

Yours faithfully,

For and on behalf of STANDARD CHARTERED BANK

/s/ Josephine To
Josephine To
Senior re it Documentation Manager
JT/PY/kc
Encl.

Agreed.
For and on behalf of KONG LEE SHUN TRADING CO. LTD.

/s/ John C. K. Sham

Kwong Lee Shun Trading Co. Ltd.

Kwong Lee Shun Trading Co Ltd

Attachment Regarding Trade Finance Products

This attachment forms an integral part of our banking facility letter dated 24th September 2003.

You may use any product or aggregate of products in any one group up to the limit shown in the attached banking facility letter.

Trade Finance Group 1

•	Import Letters of Credit - sight and usance - secured by goods

•	Loan against Import

Trade Finance Group 2

•	Import Letters of Credit - sight and usance - not secured by goods

•	Shipping Guarantees

Trade Finance Group 3

•	Acceptance of draft under Import Letter of Credit

•	Release of Documents against Acceptance or Trust Receipt

•	Loans against Trust Receipt

•	Import Loans

Pentalpha Hong Kong Ltd.

We are pleased to be of service to you and take this opportunity to thank you for your custom.

Yours faithfully,

For and on behalf of STANDARD CHARTERED BANK

/s/ Josephine To
Josephine To
Senior re it Documentation Manager
JT/PY/kc
Encl.

Agreed.
For and on behalf of PENTALPHA HONG KONG LTD.

/s/ John C. K. Sham